SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number: 001-15264
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Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
1.1

Announcement dated August 12, 2022 in respect of intention to delist American Depositary Shares from the New York Stock Exchange and intention to deregister and terminate reporting obligations under the U.S. Securities Exchange Act of 1934, as amended.

1.2	Press release dated August 12, 2022 in respect of the same matter.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 12, 2022	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Aluminum Corporation of China Limited* ("**Chalco**" or the "**Company**") announces that it has notified the New York Stock Exchange ("**NYSE**") on 12 August 2022 (U.S. Eastern Time) of its proposed application for voluntary delisting of its American depositary shares (the "**ADSs**") from the NYSE and deregistration of such ADSs and the underlying overseas listed foreign shares (the "**H Shares**", with a par value of RMB1 each) under the U.S. Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Due to a number of considerations, including the limited trading volume of the ADSs of the Company as compared to the worldwide trading volume of H Shares of the Company, and the considerable administrative burden and costs associated with maintaining the listing of the ADSs on the NYSE and the registration of the ADSs and the underlying H Shares with the U.S. Securities and Exchange Commission (the "**SEC**") and complying with the periodic reporting and related obligations under the Exchange Act, the board of directors (the "**Board**") of the Company approved the delisting of the ADSs from the NYSE and the deregistration of the ADSs and underlying H Shares under the Exchange Act.

– 1 –

As such, the Company intends to file a Form 25 with the SEC on or around 22 August 2022 to delist its ADSs from the NYSE. Such delisting is expected to become effective ten days after the filing of the Form 25. The last trading day of ADSs on the NYSE will be on or about 1 September 2022. On and after such date, the ADSs of the Company will no longer be listed on the NYSE and whether or not the Company's ADSs will be traded on the over-the-counter market thereafter will depend on the actions of shareholders and independent third parties, without the Company's involvement.

After the delisting becomes effective, once the Company satisfies the conditions for deregistration, the Company intends to file a Form 15F with the SEC to deregister the ADSs and underlying H Shares under the Exchange Act. Thereafter, the reporting obligations for the Company under the Exchange Act will be suspended unless the Form 15F is subsequently revoked or rejected. The deregistration and the termination of the reporting obligations of the Company under the Exchange Act are expected to become effective 90 days after the filing of the Form 15F. Upon the filing of the Form 15F, the Company will make available the information required by Rule 12g3–2(b) under the Exchange Act on its website at www.chalco.com.cn. The Company, as a listed issuer, will also continue to comply with its financial reporting and other obligations under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The Company intends to terminate its ADSs program in an appropriate manner in accordance with the deposit agreement in due course after the delisting of the ADSs from the NYSE.

The Company reserves its right in all aspects to postpone or withdraw the above filings prior to their effectiveness; if necessary, the Company will make any further announcement as required by the Listing Rules and other applicable laws.

ABOUT CHALCO

Chalco is a leading enterprise in non-ferrous metal industry in China, ranking among the top in the global aluminum industry in terms of comprehensive strengths, and is a large manufacturer and operator with integration of exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade and logistics services, as well as electricity generation from coal and new energy.

– 2 –

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement may contain, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. The Company uses words like "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are necessarily estimates reflecting judgment of the Company's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

Beijing, the PRC
12 August 2022

As at the date of this announcement, the members of the Board comprise Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao (Executive Directors); Mr. Zhang Jilong and Mr. Chen Pengjun (Non-executive Directors); Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (Independent Non-executive Directors).

* *For identification purposes only*

– 3 –

Exhibit 1.2

For Immediate Release **August 12, 2022**

ALUMINUM CORPORATION OF CHINA LIMITED

(Beijing, China, August 12, 2022) Aluminum Corporation of China Limited ("Chalco" or the "Company")(NYSE: ACH; HKEx: 2600; SSE: 601600) today announced that it has notified the New York Stock Exchange ("NYSE") on August 12, 2022 (U.S. Eastern Time) of its proposed application for voluntary delisting of its American depositary shares (the "ADSs") from the NYSE and deregistration of such ADSs and the underlying overseas listed foreign shares (the "H Shares", with a par value of RMB1 each) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Due to a number of considerations, including the limited trading volume of the ADSs of the Company as compared to the worldwide trading volume of H Shares of the Company, and the considerable administrative burden and costs associated with maintaining the listing of the ADSs on the NYSE and the registration of the ADSs and the underlying H Shares with the U.S. Securities and Exchange Commission (the "SEC") and complying with the periodic reporting and related obligations under the Exchange Act, the board of directors (the "Board") of the Company approved the delisting of the ADSs from the NYSE and the deregistration of the ADSs and underlying H Shares under the Exchange Act.

As such, the Company intends to file a Form 25 with the SEC on or around August 22, 2022 to delist its ADSs from the NYSE. Such delisting is expected to become effective ten days after the filing of the Form 25. The last trading day of ADSs on the NYSE will be on or about 1 September 2022. On and after such date, the ADSs of the Company will no longer be listed on the NYSE and whether or not the Company's ADSs will be traded on the over-the-counter market thereafter will depend on the actions of shareholders and independent third parties, without the Company's involvement.

After the delisting becomes effective, once the Company satisfies the conditions for deregistration, the Company intends to file a Form 15F with the SEC to deregister the ADSs and underlying H Shares under the Exchange Act. Thereafter, the reporting obligations for the Company under the Exchange Act will be suspended unless the Form 15F is subsequently revoked or rejected. The deregistration and the termination of the reporting obligations of the Company under the Exchange Act are expected to become effective 90 days after the filing of the Form 15F. Upon the filing of the Form 15F, the Company will make available the information required by Rule 12g3–2(b) under the Exchange Act on its website at www.chalco.com.cn. The Company, as a listed issuer, will also continue to comply with its financial reporting and other obligations under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Company intends to terminate its ADSs program in an appropriate manner in accordance with the deposit agreement in due course after the delisting of the ADSs from the NYSE.

The Company reserves its right in all aspects to postpone or withdraw the above filings prior to their effectiveness; if necessary, the Company will make any further announcement as required by the Listing Rules and other applicable laws.

ABOUT CHALCO

Chalco is a leading enterprise in non-ferrous metal industry in China, ranking among the top in the global aluminum industry in terms of comprehensive strengths, and is a large manufacturer and operator with integration of exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade and logistics services, as well as electricity generation from coal and new energy.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement may contain, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. The Company uses words like "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions to identify forward looking statements, although not all forward-looking statements contain such words. These forward-looking statements are necessarily estimates reflecting judgment of the Company's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

– End –

For enquiries, please contact:

Aluminum Corporation of China Limited
Mr. Ge Xiaolei, Company Secretary
Tel: (86-10) 8229 8322
Fax: (86-10) 8229 8158
Email: xl_ge@chalco.com.cn; IR@chalco.com.cn

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary